Exhibit 18.1

May 16, 2005

Board of Directors
Service Corporation International

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2005. Note four therein describes a change in accounting principle from capitalizing and amortizing direct selling costs associated with the acquisition of preneed funeral and cemetery contracts to expensing such costs as incurred. It should be understood that the preferability of one acceptable method of accounting over another for direct selling costs associated with acquisition of preneed funeral and cemetery customer contracts has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2004. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

PricewaterhouseCoopers LLP